Filed by Raytheon Company

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Raytheon Company

Commission File No.: 001-13699

Date: October 24, 2019

The following are excerpts from a transcript made available of the Q3 2019 Raytheon Company Earnings Conference Call that occurred on October 24, 2019:

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

RTN - Q3 2019 Raytheon Co Earnings Call

EVENT DATE/TIME: OCTOBER 24, 2019 / 1:00PM GMT

OVERVIEW:

Co. reported 3Q19 sales of $7.4b and EPS from continuing operations of $3.08. Expects 2019 net sales to be $29.1-29.4b and EPS from continuing operations to be $11.70-11.80. Expects 4Q19 sales to be $7.8-8.1b and EPS from continuing operations to be $2.93-3.03.

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CORPORATE PARTICIPANTS

Anthony F. O’Brien Raytheon Company - VP & CFO

Kelsey DeBriyn Raytheon Company - VP of IR

Thomas A. Kennedy Raytheon Company - Chairman & CEO

CONFERENCE CALL PARTICIPANTS

Cai von Rumohr Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

Carter Copeland Melius Research LLC - Founding Partner, President and Research Analyst of Aerospace & Defense

David Egon Strauss Barclays Bank PLC, Research Division - Research Analyst

George D. Shapiro Shapiro Research - CEO and Managing Partner

Peter J. Arment Robert W. Baird & Co. Incorporated, Research Division - Senior Research Analyst

Peter John Skibitski Alembic Global Advisors - Research Analyst

Robert Michael Spingarn Crédit Suisse AG, Research Division - Aerospace and Defense Analyst

Ronald Jay Epstein BofA Merrill Lynch, Research Division - Industry Analyst

Seth Michael Seifman JP Morgan Chase & Co, Research Division - Senior Equity Research Analyst

Sheila Karin Kahyaoglu Jefferies LLC, Research Division - Equity Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Raytheon Third Quarter 2019 Earnings Conference Call. My name is Ditamara, and I will be your operator for today. As a reminder, this conference is being recorded for replay purposes.

I would now like to turn the call over to Ms. Kelsey DeBriyn, Vice President of Investor Relations. Please proceed.

Kelsey DeBriyn - Raytheon Company - VP of IR

Thank you, Ditamara. Good morning, everyone. Thank you for joining us today on our third quarter conference call. The results that we announced this morning, the audio feed of this call and the slides that we’ll reference are available on our website at raytheon.com. Following this morning’s call, an archive of both the audio replay and a printable version of the slides will be available in the Investor Relations section of our website.

With me today are Tom Kennedy, our Chairman and Chief Executive Officer; and Toby O’Brien, our Chief Financial Officer. We’ll start with some brief remarks by Tom and Toby and then move on to questions.

Before I turn the call over to Tom, I’d like to caution you regarding our forward-looking statements. Any matters discussed today that are not historical facts, particularly comments regarding the company’s future plans, objectives and expected performance and the proposed merger with UTC, constitute forward-looking statements. These statements are based on a wide range of assumptions that the company believes are reasonable, but are subject to a range of uncertainties and risks that are summarized at the end of our earnings release and are discussed in detail in our SEC filings and with respect to the proposed merger and related matters in the definitive merger proxy statement filed with us with the SEC on September 10, 2019.

With that, I’ll turn the call over to Tom.

Thomas A. Kennedy - Raytheon Company - Chairman & CEO

[…]

One of the strengths Raytheon will be bringing to the combined company is our diversified portfolio of advanced technologies that are well aligned with our customers’ needs. So let me spend a few minutes discussing these innovative technologies and how we are able to turn them into compelling advanced solutions and franchises for our customers.

The newest example of this is our clean sheet offering for the next-generation Air and Missile Defense Radar competition. Last week, we were pleased to be selected by the U.S. Army to develop the Lower Tier Air and Missile Defense Sensor, which extends Raytheon’s position as the world’s premier Air and Missile Defense Radar capability provider for decades to come. We expect LTAMDS to have a potential lifetime value around $20 billion from sales to domestic and international customers. LTAMDS will operate on the Army’s integrated air and missile defense network. Our winning LTAMDS solution is a 360-degree active electronically scanned array radar powered by Raytheon manufactured gallium nitride, a substance that strengthens the radar signal and enhances its sensitivity. Over the years, we have invested significantly in AESA GaN technology and advanced manufacturing capability, positioning the company as a global leader in advanced AESA GaN technology and product development. Our innovative solution also showcased advanced capabilities and ease of maintenance and sustainment for the end user, the soldier.

Our Patriot franchise was also strengthened in August with the Kingdom of Bahrain signing an agreement to purchase our Patriot System. This letter of offer and acceptance allows the U.S. government to begin contract negotiations with our Patriot team. Bahrain will become the 17th nation to procure Patriot. With the U.S. Army’s approval, all 17 of these Patriot partners will have the opportunity to add our AESA 360-degree capability LTAMDS radar to each of the fire units. This will enhance the performance and extend the life of their systems for many decades. In addition, the capabilities of the LTAMDS radar also opens up a market for stand-alone forward-deployed application.

Our leadership in radars was also extended with the completion of the first system-level test of the Enterprise Air Surveillance Radar at Wallops Island Test Facility by the U.S. Navy and Raytheon in August. The EASR is the newest sensor in the Navy’s SPY family of radars for aircraft carriers and frigates and provides simultaneous anti-air and anti-surface warfare, electronic protection and air traffic control capabilities. The radar has a highly scalable design, and the innovative technology allows it to deliver increased performance, higher reliability and sustainability and lower total ownership cost. Upon completion of the system-level testing by the end of the year, the EASR will shift to low-rate initial production.

As a reminder, AMDR, our Navy radar franchise for the new DDG 51 destroyers, recently transitioned into low-rate initial production.

Another area where we are using our innovative technology to meet the needs of our global customers is in the area of counter UAS. Recently, our Coyote Block 2 counter-drone unmanned aircraft system scored direct hits on multiple aerial targets in U.S. Army test flights. Coyote Block 2 is a new high-speed kinetic interceptor that will counter hostile drones. It is compatible with Raytheon’s Ku-band Radio Frequency System or KuRFS radar. The Block 2 system is on track to be full-rate production ready in 2020.

In the area of hypersonics, we are also advancing technology to develop new capabilities for our customers. In September, we announced that Raytheon will build and deliver the control, actuation and power conditioning subassemblies that control flight of the U.S. Army’s new common hypersonic glide-body missile.

All of our businesses are at the forefront in developing new and updating existing technologies. And one in particular, SAS has seen good advancements, both in terms of growth and in terms of innovative technology offerings.

During the quarter, SAS had very strong performance, growing sales more than 14% year-over-year and exceeding margin expectations. Over the last few years, we have seen SAS capture a number of new franchise programs. And during the quarter, we made great progress on these new franchises.

In the electronic warfare market, this past August, SAS delivered the first Next Generation Jammer Mid-Band Engineering and Manufacturing Development pod for the U.S. Navy to begin ground and aircraft integration testing. And in October, we delivered the second pod. Raytheon will deliver a total of 15 EMD pods for mission systems testing and qualification as well as 14 pods for airworthiness certification. Beyond the good growth, we are seeing on our EW programs at SAS, we are also seeing strong growth in our space in ISR programs such as the next-gen OPIR and recent classified franchise program wins.

In July, SAS was selected as the radar supplier for the B-52 bomber radar monetization program, displacing the incumbent and extending our airborne radar franchise. Under the contract, Raytheon will design, develop and produce and sustain EASR radar systems for the entire U.S. Air Force B-52 fleet. With improved navigation reliability, mapping and detection range, the advanced radar upgrade will ensure the aircraft remains and beyond.

Finally, and as I think about my next few years, one of my key roles in the new Raytheon Technologies will be to work with Greg Hayes to drive our combined innovative technologies into business solutions for our customers. My focus has always been to make sure we are taking our best technology, accelerating it to the businesses and embedding it in our advanced products while making these innovative solutions relevant to our customers. A key priority for me at the future of Raytheon Technologies will be to deliver technology synergies and drive technology improvements across all of our businesses and products.

Before concluding, I would like to take a moment to briefly touch on the U.S. defense budget. As most of you know, we are again operating under a continuing resolution through November 21, and our guidance has taken this into account. We encourage lawmakers to work swiftly to get the defense appropriations bill enacted before the end of the calendar year. This is in the best interest of our customers and industry.

Bottom line, the company’s performance is strong. We’re well aligned with the advanced technology needs of our customers, and we have the opportunity to shape the future of aerospace and defense with our proposed merger. I want to thank the Raytheon team worldwide for helping secure this strong position for our company, customers and shareholders.

[…]

QUESTIONS AND ANSWERS

[…]

Sheila Karin Kahyaoglu - Jefferies LLC, Research Division - Equity Analyst

Just on LTAMDS since it’s so relevant at the momentum, maybe could you provide some color on that program? How you expect it to ramp? How it interacts with the core Patriot franchise? Just the opportunity internationally, and you mentioned $20 billion. And then maybe the radar offering, how that plays into the missile option?

[…]

Anthony F. O’Brien - Raytheon Company - VP & CFO

And Sheila, it’s Toby. I’ll just add a couple of things. I mean, I think Tom said this in his opening remarks, but this extends your question about how this plays with Patriot today. So this is an extension that’s been to carry Patriot on for decades as a franchise for Raytheon and Raytheon technologies.

Tom mentioned the $20 billion opportunity, right? I think that’s probably a little conservative. We’re going to continue to execute all our existing Patriot backlog. And then, as Tom mentioned, we see demand already from foreign sales. There’s going to be about 250 radars that will be subject to this upgrade, Bahrain, that Tom mentioned in his opening remarks. That’s the 17th nation that will have Patriot, and this is really the premier franchise for the company and it’s going to be here well past our time, for sure.

[…]

Peter J. Arment - Robert W. Baird & Co. Incorporated, Research Division - Senior Research Analyst

Congrats on LTAMDS. Maybe I can just come back to it. Toby, maybe, what was factored into the S-4 kind of forecast? And then maybe just thinking about the contract structure here where you are funding 30% development costs, how do we think about that?

Anthony F. O’Brien - Raytheon Company - VP & CFO

Sure. Let me start with the second part of the question first, right? So the contract vehicle here, it is a OTA or another — an Other Transaction Authority, right, which doesn’t work the same as a traditional contract would in many ways. So essentially, the way to think of it, we’re performing R&D research and development, and the customer will be reimbursing us for a portion of that effort. And there will also be some related capital to support it as well.

As far as the projections in the S-4, if you think about this initial effort, this $384 million under the OTA, that goes out into 2022. And all of our projections are factored, right. So the majority of this, the comment Tom made and I reinforced around the $20 billion, the majority of that would be beyond the 5-year window that you saw in the S-4.

[…]

George D. Shapiro - Shapiro Research - CEO and Managing Partner

Toby, can you walk us through where you stand in terms of warfighter sales? I know you were expecting them to come down all through the year, but the strength in the margin and the growth this quarter suggests that maybe they continued to lag. And then the second part, one for Tom. With Vista putting the option to you, would you probably wind up selling or getting rid of Forcepoint before the merger closes?

[…]

Thomas A. Kennedy - Raytheon Company - Chairman & CEO

[…]

Yes, on Forcepoint, as Toby mentioned in his opening remarks, Vista Equity Partners did exercise their put option to require Raytheon to purchase their interest in Forcepoint. And so soon, we’ll own 100% of Forcepoint. And our plans have not changed. So from the day 1, we still plan to expect to monetize Forcepoint to create value for our shareholders. And then there’s a lot of optionality relative to how we do monetize that. But it all remains in play in terms of monetizing the asset.

[…]

Ronald Jay Epstein - BofA Merrill Lynch, Research Division - Industry Analyst

So my question, 2 parts. Second part is related to the first. So in the post-LTAMDS thing, we got that, right? So that’s great. What’s the next thing on the horizon that you’re looking for? What are the next big prizes out there? And then the second question is this was assuming everything goes through with RTX, what can you bid for that you couldn’t bid for today with the new capabilities you’ll have?

Thomas A. Kennedy - Raytheon Company - Chairman & CEO

Let me take that. I mean, there’s a whole range of new advanced systems that we’re pursuing. A lot of them under the umbrella of classified. So it’s very hard for us to kind of go and describe them. But I’ll give you 2 very large ones. One is the Precision Strike Missile, the PrSM missile that replaces the existing ATACMS system that’s out there today. That is a program that we’re heavily engaged in. They’ve — the Army has already down selected to 2 contractors, one is Raytheon and the other one is Lockheed. So we’re competing against the Lockheed on this. And we believe we have a very solid offering that meets the Army’s requirements.

With the INF treaty going away, the Army is very, very interested in this program, and it’s actually expanding the range of the missile beyond the, I would call it, the initial solicitations range. Good news is we have a solution set that allows us to achieve that expansion. So we feel we’re in very good position on that.

And the other one is the Long-Range Standoff missile or the nuclear triad, which we’re heavily engaged and again another area where the government had down selected to 2 contractors, one is Raytheon and one is Lockheed. And we’ve already received like $900 million for our efforts just to be in the competition, and we’ve developed some great technologies. It’s a very highly classified program, so I can’t really talk a lot about it, but it’s a very large dollar value moving forward. And so we’re actively engaged in both of those programs on the missile side.

At IDS, the business that won the LTAMDS program, they have several radar programs that they’re pursuing. And so we — actually, they just won a major one. We didn’t really talk about it in our notes, but they won this thing called Solid State Module Replacement win. It’s value is up to about $2.3 billion, but it’s to go back and replace and update all the — what’s called the early warning radars like PAVE, PAWS and whatnot with the, with new technology, GaN-based radar technology. And so we won that program, and we’ll be working with the Air Force to incrementally upgrade each one of their early-warning radars over the next 5 to 8 years. And that’s about a $2.3 billion win there.

So and there’s a ton of these new development programs out there. Our biggest job here, as Toby and myself, is to really look at that and we have a very good process that we look at to in terms of determining what we’re going to go do relative to what we’re going to go bit on because there’s a tremendous amount of opportunities on it. I mean, we’re looking at, is the opportunity, a, strategic fit, do we have the core competencies to execute that opportunity, and we talk a lot about margins. We also look, is that – are we going to get acceptable type margins out of the program, is this just a one-off program where it’s all development and we essentially leave 1 article that has low margins. Several of those, we haven’t bid in the last couple of years, so we just let our own competitors go off and develop systems that give low margins. But, and then the other one is that do we have the right technical and cost discriminators? Do we have the discriminators to go win? So we have a very well-defined process. All I can say is there’s a lot of opportunities that we’re running through that process, and we’re happy to make some pretty hard decisions here about what to pursue and not to pursue. And it’s a great time for the company. We made the right bets back in 2004 relative to where we made some technology investments over the years, and those technology investments have given us the differentiators and discriminators to bid these next-generation capabilities that the Air Force, the Army and the Navy need. And we’re in a very great position to go after a lot of these opportunities.

[…]

Cautionary Statement Regarding Forward-Looking Statements

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide Raytheon Company’s (“Raytheon”) and United Technologies Corporation’s (“UTC”) respective management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident,” “on track” and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the Rockwell Collins acquisition, the proposed merger or the spin-offs by UTC of Otis and Carrier into separate independent companies (the “separation transactions”), including estimated synergies and customer cost savings resulting from the proposed merger, the expected timing of completion of the proposed merger and the separation transactions, estimated costs associated with such transactions and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which UTC and Raytheon operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters, the financial condition of our customers and suppliers, and the risks associated with U.S. government sales (including changes or shifts in defense spending due to budgetary constraints, spending cuts resulting from sequestration, a government shutdown, or otherwise, and uncertain funding of programs); (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits (including our expected returns under customer contracts) of advanced technologies and new products and services; (3) the scope, nature, impact or timing of the proposed merger and the separation transactions and other merger, acquisition and divestiture activity, including among other things the integration of or with other businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs and expenses; (4) future levels of indebtedness, including indebtedness that may be incurred in connection with the proposed merger and the separation transactions, and capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) the timing and scope of future repurchases by the combined company of its common stock, which may be suspended at any time due to various factors, including market conditions and the level of other investing activities and uses of cash; (7) delays and disruption in delivery of materials and services from suppliers; (8) company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof (including the potential termination of U.S. government contracts and performance under undefinitized contract awards and the potential inability to recover termination costs); (9) new business and investment opportunities; (10) the ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which UTC, Raytheon and the businesses of each operate, including the effect of changes in U.S. trade policies or the U.K.’s pending withdrawal from the European Union, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax (including U.S. tax reform enacted on December 22, 2017, which is commonly referred to as the Tax Cuts and Jobs Act of 2017), environmental, regulatory and other laws and regulations (including, among other things, export and import requirements such as the International Traffic in Arms

Regulations and the Export Administration Regulations, anti-bribery and anti-corruption requirements, including the Foreign Corrupt Practices Act, industrial cooperation agreement obligations, and procurement and other regulations) in the U.S. and other countries in which UTC, Raytheon and the businesses of each operate; (17) negative effects of the announcement or pendency of the proposed merger or the separation transactions on the market price of UTC’s and/or Raytheon’s respective common stock and/or on their respective financial performance; (18) the ability of the parties to receive the required regulatory approvals for the proposed merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and to satisfy the other conditions to the closing of the merger on a timely basis or at all; (19) the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; (20) risks relating to the value of the UTC shares to be issued in the proposed merger, significant transaction costs and/or unknown liabilities; (21) the possibility that the anticipated benefits from the proposed merger cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (22) risks associated with transaction-related litigation; (23) the possibility that costs or difficulties related to the integration of UTC’s and Raytheon’s operations will be greater than expected; (24) risks relating to completed merger, acquisition and divestiture activity, including UTC’s integration of Rockwell Collins, including the risk that the integration may be more difficult, time-consuming or costly than expected or may not result in the achievement of estimated synergies within the contemplated time frame or at all; (25) the ability of each of Raytheon, UTC, the companies resulting from the separation transactions and the combined company to retain and hire key personnel; (26) the expected benefits and timing of the separation transactions, and the risk that conditions to the separation transactions will not be satisfied and/or that the separation transactions will not be completed within the expected time frame, on the expected terms or at all; (27) the intended qualification of (i) the merger as a tax-free reorganization and (ii) the separation transactions as tax-free to UTC and UTC’s shareowners, in each case, for U.S. federal income tax purposes; (28) the possibility that any opinions, consents, approvals or rulings required in connection with the separation transactions will not be received or obtained within the expected time frame, on the expected terms or at all; (29) expected financing transactions undertaken in connection with the proposed merger and the separation transactions and risks associated with additional indebtedness; (30) the risk that dissynergy costs, costs of restructuring transactions and other costs incurred in connection with the separation transactions will exceed UTC’s estimates; and (31) the impact of the proposed merger and the separation transactions on the respective businesses of Raytheon and UTC and the risk that the separation transactions may be more difficult, time-consuming or costly than expected, including the impact on UTC’s resources, systems, procedures and controls, diversion of its management’s attention and the impact on relationships with customers, suppliers, employees and other business counterparties. There can be no assurance that the proposed merger, the separation transactions or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the joint proxy statement/prospectus (defined below) and the reports of UTC and Raytheon on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”) from time to time. Any forward-looking statement speaks only as of the date on which it is made, and UTC and Raytheon assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information and Where to Find It

In connection with the proposed merger, on September 4, 2019, UTC filed with the SEC an amendment to the registration statement on Form S-4 originally filed on July 17, 2019, which includes a joint proxy statement of UTC and Raytheon that also constitutes a prospectus of UTC (the “joint proxy statement/prospectus”). The registration statement was declared effective by the SEC on September 9, 2019, and UTC and Raytheon commenced mailing the joint proxy statement/prospectus to shareowners of UTC and stockholders of Raytheon on or about September 10, 2019. Each party will file other documents regarding the proposed merger with the SEC. In addition, in connection with the separation transactions, subsidiaries of UTC will file registration statements on Form 10 or Form S-1. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN

IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statements and the joint proxy statement/prospectus free of charge from the SEC’s website or from UTC or Raytheon. The documents filed by UTC with the SEC may be obtained free of charge at UTC’s website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from UTC by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Raytheon with the SEC may be obtained free of charge at Raytheon’s website at www.raytheon.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Raytheon by requesting them by mail at Raytheon Company, Investor Relations, 870 Winter Street, Waltham, MA, 02451, by telephone at 1-781-522-5123 or by email at invest@raytheon.com.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.